

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

June 15, 2009

Mr. David W. Sasnett, CFO
Consolidated Water Co. Ltd.
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102; Cayman Islands

    Re: Consolidated Water Co. Ltd.
            Item 4.01 Form 8-K
            Filed June 5, 2009
            File No. 000-25248

Dear Mr. Sasnett:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                      Sincerely

                                      Ta Tanisha Meadows
                                      Staff Accountant